FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2013

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

UNILEVER PLC

ANNUAL GENERAL MEETING

ALL RESOLUTIONS APPROVED

Unilever PLC shareholders today approved all resolutions put to the 2013 Annual General Meeting in London. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following continuing directors stood for election and were duly re-elected by the shareholders of Unilever PLC: Louise Fresco, Ann Fudge, Charles Golden, Byron Grote, Jean-Marc Huët, Hixonia Nyasulu, Paul Polman, Sir Malcolm Rifkind, Kees Storm, Michael Treschow, and Paul Walsh.

Laura Cha, Mary Ma and John Rishton were proposed for election for the first time and were duly elected by the shareholders of Unilever PLC.

Each proposed candidate for election or re-election was also proposed and all resolutions were passed approving his or her appointment as an Executive or Non-Executive Director at the Unilever N.V. AGM on 15 May 2013.

Mr Sunil Bharti Mittal retired as a Non-Executive Director at the close of the Annual General Meetings.

POLL RESULTS - ANNUAL GENERAL MEETING 15 MAY 2013

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2012	905,899,673	99.8	1,786,777	0.2	907,686,450	70.72%	1,692,126
2. To approve the Directors' Remuneration Report for the year ended 31 December 2012	836,396,238	95.39	40,421,539	4.61	876,817,777	68.32%	32,520,664
3. To re-elect Mr P G J M Polman as a Director	839,430,934	99.94	532,787	0.06	839,963,721	65.45%	816,880
4. To re-elect Mr R J-M S Huët as a Director	905,205,969	99.85	1,317,106	0.15	906,523,075	70.63%	2,855,017
5. To re-elect Professor L O Fresco as a Director	837,440,845	99.94	493,627	0.06	837,934,472	65.29%	71,440,064
6. To re-elect Ms A M Fudge as a Director	907,725,976	99.91	789,546	0.09	908,515,522	70.79%	844,867
7. To re-elect Mr C E Golden as a Director	837,396,531	99.94	532,924	0.06	837,929,455	65.29%	71,440,046
8. To re-elect Dr B Grote as a Director	839,550,730	99.95	425,886	0.05	839,976,616	65.45%	857,194
9. To re-elect Ms H Nyasulu as a Director	907,988,750	99.94	542,799	0.06	908,531,549	70.79%	845,659
10. To re-elect The Rt Hon Sir Malcolm Rifkind MP as a Director	907,728,345	99.91	817,779	0.09	908,546,124	70.79%	828,247
11. To re-elect Mr K J Storm as a Director	889,449,236	98.98	9,154,974	1.02	898,604,210	70.01%	10,764,463
12. To re-elect Mr M Treschow as a Director	903,872,104	99.48	4,683,807	0.52	908,555,911	70.79%	821,804
13. To re-elect Mr P Walsh as a Director	878,914,721	96.74	29,611,643	3.26	908,526,364	70.79%	848,854
14. To elect Mrs L Cha as a Director	907,981,960	99.94	525,431	0.06	908,507,391	70.79%	860,155
15. To elect Ms M Ma as a Director	907,935,173	99.94	573,963	0.06	908,509,136	70.79%	870,931
16. To elect Mr J Rishton as a Director	837,471,375	99.95	423,115	0.05	837,894,490	65.28%	71,470,337
17. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company	900,867,506	99.45	5,002,925	0.55	905,870,431	70.58%	3,502,934
18. To authorise the Directors to fix the remuneration of the Auditors	894,234,708	99.62	3,447,218	0.38	897,681,926	69.94%	11,683,856
19. To renew the authority to Directors to issue shares	899,528,998	99.01	9,027,872	0.99	908,556,870	70.79%	804,290
20. To renew the authority to Directors to disapply pre-emption rights	894,185,692	98.44	14,136,742	1.56	908,322,434	70.77%	1,035,538
21. To renew the authority to the Company to purchase its own shares	907,870,564	99.92	751,275	0.08	908,621,839	70.79%	718,502
22. To authorise Political Donations and Expenditure	818,138,487	97.73	18,973,568	2.27	837,112,055	65.22%	72,179,731
23. To shorten the Notice period for General Meetings	743,257,452	88.5	96,608,800	11.5	839,866,252	65.44%	954,578

NOTES:
- The 'For' vote includes votes given at the Chairman's discretion and details of proxy votes cast are referred to in the table above.
- The total number of Unilever PLC shares with voting rights in issue at 3pm on Wednesday 15 May 2013 was 1,283,459,367. 26,696,994 shares are held in treasury and do not have voting rights attached.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do  A copy of the resolutions can also be found in the Chairman's Letter and Notice of Meeting which is available on our website: www.unilever.com/AGM

15 May 2013

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, NYSE Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2012 and the Annual Report and Accounts 2012. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.